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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. ___)(1)

                             PETROQUEST ENERGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   716748 10 8
                                 (CUSIP Number)

                             PETROQUEST ENERGY, INC.
                       625 E. KALISTE SALOOM RD, SUITE 400
                           LAFAYETTE, LOUISIANA 70508
                                 (318) 232-7028
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                SEPTEMBER 1, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------------
        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  716748 10 8         SCHEDULE 13D                    PAGE 2 OF 6 PAGES
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      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ALFRED J. THOMAS, II
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)[  ]
                                                           N/A      (b)[  ]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS *
                                 OO
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
               PURSUANT TO ITEMS 2(d) or 2(E)                             N/A
--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER
NUMBER OF                                1,339,298
SHARES
BENEFICIALLY
OWNED BY EACH           -------------------------------------------------------
REPORTING
PERSON WITH
                        8       SHARED VOTING POWER
                                         0

                        -------------------------------------------------------

                        9       SOLE DISPOSITIVE POWER
                                         1,339,298

                        -------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER
                                         0

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                2,235,492
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES *                                          [  ]
--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        12.2%
--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON *
                                          IN
--------------------------------------------------------------------------------




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                                                                     Page 3 of 6

SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         This statement is filed with respect to shares of common stock, par value $.001 per share (the "Common Stock"), of PetroQuest Energy, Inc. (formerly Optima Petroleum Corporation and the "Issuer"). The address of the Issuer's principal executive offices is 625 E. Kaliste Saloom Rd, Suite 400, Lafayette, Louisiana 70508.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      This statement is being filed by Alfred J. Thomas, II ("Mr.
                  Thomas").

         (b) The business address of Mr. Thomas is 625 E. Kaliste Saloom Rd, Suite 400, Lafayette, Louisiana 70508.

         (c) Mr. Thomas's principal occupation is as chief operating officer of the Issuer. The Issuer's principal business is oil and gas exploration and development in Canada and the United States. The address of the issuer is 625 E. Kaliste Saloom Rd, Suite 400, Lafayette, Louisiana 70508.

         (d) Mr. Thomas has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Thomas has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

         (f)      Mr. Thomas is a U.S. citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 1, 1998, pursuant to a Plan and Agreement of Merger (the "Merger Agreement") dated as of February 11, 1998 among Optima Petroleum Corporation, a corporation constituted under the Canadian Business Corporation Act ("Optima"), Optima Energy (U.S.) Corporation, a Louisiana corporation and wholly owned subsidiary of the Optima ("Optima US"), Goodson Exploration Company, a Louisiana corporation ("GEC"), NAB Financial, L.L.C., a Louisiana limited liability company ("NAB"), Dexco Energy, Inc., a Louisiana corporation ("Dexco"), and American Explorer, L.L.C., a Louisiana limited liability company ("Amex"), Optima consummated a merger ("the Merger") pursuant to which, among other things, (i) GEC, NAB and Dexco (the "Target Corporations"), which in turn hold all of the issued and outstanding membership interests in Amex, were merged with and into Optima US, (ii) an aggregate of 7,335,001 shares of Common Stock (representing approximately 40.0% of the Issuer's Common Stock as of September


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                                                                     Page 4 of 6


1, 1998) and rights to receive, subject to certain conditions contained within Certificates of Contingent Interest, an additional 1,667,001 shares of Common Stock were issued to the owners of the Target Corporations in consideration for the Merger, (iii) Optima was continued into the State of Delaware and adopted a new Certificate of Incorporation, (iii) Optima's name was changed to PetroQuest Energy, Inc. and its principal executive offices were moved to Lafayette, Louisiana and (iv) the following directors and officers were elected for the ensuing year. Messrs. Charles T. Goodson, Director, President and Chief Executive Officer ("Mr. Goodson"); Thomas, Director and Chief Operating Officer; Ralph J. Daigle, Director and Senior Vice President - Exploration ("Mr. Daigle"); Robert R. Brooksher, Director, Chief Financial Officer and Secretary ("Mr. Brooksher"); Daniel G. Fournerat, Director; Robert L. Hodgkinson, Director; and William C. Leuschner, Director and Chairman of the Board.

         As a result of the Merger, Mr. Thomas, Janell B. Thomas, Alfred J. Thomas, III, Blaine A. Thomas and Natalie A. Thomas, who are the shareholders of NAB, converted all shares of NAB common stock for 1,309,298, 487,778, 256,725, 256,725 and 256,725 shares of the Issuer's Common Stock, respectively and rights to receive, subject to certain conditions contained within Certificates of Contingent Interest ("Certificates"), an additional 297,560, 110,856, 58,345, 58,345 and 58,345 shares of the Issuer's Common Stock, respectively. The Certificates provides that Mr. Thomas, Janell B. Thomas, Alfred J. Thomas, III, Blaine A. Thomas and Natalie A. Thomas will become the record holders of 297,560, 110,856, 58,345, 58,345 and 58,345 shares of Common Stock, respectively, if on or before 9/1/01, the Issuer's Common Stock has a Fair Market Value at or above U.S. $5.00 per share (as adjusted for stock splits, combinations and other similar corporate events) for a period of 20 consecutive trading days. A copy of the Certificates for Mr. Thomas and for Janell B.
Thomas have been filed as exhibits pursuant to Item 7 below.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         Mr. Thomas acquired the Issuer's Common Stock with view to holding a substantial ownership interest in the Issuer. Although Mr. Thomas does not have any specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to the Issuer's Common Stock.

         Except as stated above, Mr. Thomas does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Thomas is the beneficial owner of 2,235,492 shares of Common Stock which represents 12.2% of the Issuer's Common Stock as of September 1, 1998. These shares include: (i) 1,309,298 shares of the Common Stock directly held by Mr. Thomas, (ii) 297,560 shares of Common Stock which may be directly held by Mr. Thomas pursuant to a Certificate of Contingent Interest, (iii) 487,778 shares of the Common Stock directly held by his wife, Janell B. Thomas, (iv) 110,856 shares of Common Stock which may be directly held by his wife, Janell B. Thomas, pursuant


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                                                                     Page 5 of 6


                  to a Certificate of Contingent Interest and (v) 30,000 shares of Common Stock indirectly held by American Explorer, Inc., a company in which Mr. Thomas has 50% ownership. These shares do not include: (i) an aggregate of 770,175 shares of the Common Stock directly held by Alfred J. Thomas, III, Blaine A. Thomas and Natalie A. Thomas, Mr. Thomas' adult children and (ii) an aggregate of 175,035 shares of Common Stock which may be directly held Alfred J. Thomas, III, Blaine A. Thomas and Natalie A. Thomas, Mr. Thomas' adult children, pursuant to Certificates of Contingent Interest.

         (b) Mr. Thomas has sole voting and dispositive power for 1,339,298 shares of Common Stock. As disclosed in Item 5(a) above, Mr. Goodson is not the record holder of: (i) 487,778 shares of Common Stock directly held by his wife, Janell B. Thomas, (ii) 110,856 shares of Common Stock which may be directly held by his wife, Janell B. Thomas, pursuant to a Certificate of Contingent Interest (iii) an aggregate of 770,175 shares of the Common Stock directly held by Alfred J. Thomas, III, Blaine A. Thomas and Natalie A. Thomas, Mr. Thomas' adult children, (iv) an aggregate of 175,035 shares of Common Stock which may be directly held Alfred J. Thomas, III, Blaine A. Thomas and Natalie A. Thomas, Mr. Thomas' adult children, pursuant to Certificates of Contingent Interest and (v) 297,560 shares of Common Stock which may be directly held by Mr. Thomas pursuant to a Certificate of Contingent Interest. Further, the Certificates are not assignable or transferable except for transfers to Mr. Brooksher, as disclosed in Item 6 below, and except by the laws of descent and distribution, by will or by operation of law.

         (c) Except as described herein, Mr. Thomas has not engaged in any transaction involving the Common Stock of the Issuer during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As disclosed in Item 5 above, Mr. Thomas and Janell B. Thomas are entitled to receive 297,560 and 110,856 shares of Common Stock pursuant to Certificates of Contingent Interest, if on or before 9/1/01 the Issuer's Common Stock has a Fair Market Value at or above U.S. $5.00 per share (as adjusted for stock splits, combinations and other similar corporate events) for a period of 20 consecutive trading days. A copy of these Certificates have been filed as exhibits pursuant to Item 7 below.

         Mr. Brooksher has an oral agreement with Charles T. Goodson, Mr. Thomas, Janell B. Thomas, Alfred J. Thomas, III, Blaine A. Thomas, Natalie A. Thomas and Ralph J. Daigle whereby Mr. Brooksher has an option to purchase from Charles T. Goodson, Mr. Thomas, Janell B. Thomas, Alfred J. Thomas, III, Blaine
A. Thomas, Natalie A. Thomas and Ralph J. Daigle an aggregate of


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                                                                     Page 6 of 6

367,750 shares of the Issuer's Common Stock and rights to receive, subject to certain conditions contained within Certificates of Contingent Interest, an additional 83,350 shares of the Issuer's Common Stock. This option will expire on September 1, 2001.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Certificate of Contingent Interest for Mr. Thomas dated
                  September 1, 1998.

Exhibit B         Certificate of Contingent Interest for Janell B. Thomas dated
                  September 1, 1998.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 1998


                                               /s/ ALFRED J. THOMAS, II
                                             -----------------------------------
                                                   Alfred J. Thomas, II

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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                        DESCRIPTION
------                        -----------

Exhibit A         Certificate of Contingent Interest for Mr. Thomas dated
                  September 1, 1998.

Exhibit B         Certificate of Contingent Interest for Janell B. Thomas dated
                  September 1, 1998.